UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 25049

                                   FORM 12b-25

                                                Commission File Number 1-8086

                           NOTIFICATION OF LATE FILING

(Check One):  __ Form 10-K    __ Form 11-K    __  Form 20-F      X  Form 10-Q
                                                                 -
    __ Form N-SAR
         For Period Ended:  3/31/01
                            -------
    __ Transition Report on Form 10-K        __ Transition Report on Form 10-Q
    __ Transition Report on Form 20-F        __ Transition Report on Form N-SAR
    __ Transition Report on Form 11-K
         For the Transition Period Ended:  _______________________________
         Read attached instruction sheet before preparing form.
         Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  General DataComm Industries, Inc.
                          ---------------------------------
Former name if applicable:

Address of principal executive office (Street and number):  Park Road Extension
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City, state and zip code:  Middlebury, CT  06762
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

                  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                 The registrant has been engaged in (i) restructuring of its operations as described in its 10-Q report for the quarter ended December 31, 2000 (refer to Note 11, "Subsequent Events"); (ii) providing detailed ongoing financial and other information to its lenders on a regular basis; and (iii) providing information and engaged in discussions on the possible sale of one or more business units. In addition to the referenced activities, in an effort to reduce expenses, preserve cash and preserve jobs while the Company pursues the sale of its divisions, the Company initiated a temporary four-day work week for employees effective April 23, 2001. All of these activities have required the time of the limited accounting and financial staff who maintain the Company's financial records and prepare the Form 10-Q.

             The Form 10-Q should be filed within five calendar days following the due date. The Company also expects to issue an earnings release on May 21, 2001.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

          William G. Henry                            (203) 758-1811
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             (Name)                           (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                        X Yes              __ No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                        X Yes              __ No


         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See next paragraph.)

         The Company anticipates an increase in the reported net loss as compared to one year ago, reflecting the impact of reduced revenue levels and eroding gross margins, partially offset with reduced levels of operating expenses.


                        General DataComm Industries, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 15, 2001             By:  /S/ WILLIAM G. HENRY
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                                     William G. Henry
                                     Vice President and Chief Financial Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.